April 14, 2010

VIA EDGAR CORRESPONDENCE FILE

Mr. Terence O’Brien

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Leggett & Platt, Incorporated

Form 10-K for Year Ended December 31, 2009

File No. 001-07845

Dear Mr. O’Brien:

We are writing in response to the Staff’s comment letter dated March 31, 2010 with respect to the above referenced file. In order to facilitate your review, our letter presents the Staff’s comment followed by our response.

Form 10-K for the Year Ended December 31, 2009; Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31; Liquidity and Capitalization, page 47; Cash from Operations, page 50

1. Your liquidity section briefly discusses that increased operating cash flows in 2009 were a result of improving working capital trends such as decreases in accounts receivable and inventory. You also state that although you had decreases in accounts receivable and inventory you saw increases in days sales outstanding and days of inventory on hand. Your disclosure does not provide a detailed discussion regarding the collectability of your receivables as you state the increase in DSOs is a result of slowed customer payments nor do you discuss the significant write offs you recorded during 2009 that is presented in Schedule II. Given the significant impact that receivables and inventory have on your liquidity, MD&A and liquidity should explain the reasons for these changes and any variances in the corresponding turnover ratios, how you have determined that your remaining accounts receivables are collectible and your inventory is recoverable, as well as the increase in the write offs in 2009. Additionally, please consider expanding your policy on allowances for doubtful accounts to discuss your recent experience of collectability in light of the current economic environment as well as addressing the reasons for the significant write offs during 2009 compared to previous years. Note this disclosure would enhance an investor’s understanding of your cash flows position and the company’s ability to adjust its future cash flows to meet needs and opportunities, both expected and unexpected. Refer to FRR 501.03 and SEC Release 33-8350.

RESPONSE:

We respectfully submit that our Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) included adequate disclosure in Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) required for an investor’s understanding of the sufficiency of our cash flows and liquidity position and our ability to adjust our future cash flows to meet the Company’s needs and opportunities. Also, we did not believe that a material trend or uncertainty existed regarding our ability to collect receivables recorded at December 31, 2009 and, therefore, did not include this type of detailed discussion in the liquidity section. However, in response to the Staff’s comment, in future filings, we intend to include disclosure in MD&A substantially as provided on pages 3 and 4 (to be updated to reflect future periods). To facilitate the Staff’s review, we discuss below the factors we considered in providing disclosure regarding our cash flows and liquidity position.

Analysis of Liquidity Position

We analyzed our cash flows and liquidity position and their material drivers in the context of the following factors which we specifically disclosed in MD&A: (i) we generated our second highest level of cash from operations in our history at $565 million; (ii) we had $260 million in cash and cash equivalents at December 31, 2009; (iii) we had $491 million available under our $600 million commercial paper program; (iv) we had only $39 million of long-term

Terence O’Brien

Securities and Exchange Commission

April 14, 2010

debt and capital leases due over the next three years; (v) we expected approximately $300 million in cash from operations in 2010, which would readily exceed our annual requirement for capital expenditures and dividends; and (vi) our net debt to net capital ratio of 23.7% at December 31, 2009 was well below our long-term target of 30%-40%, and the year-end 2008 level of 28.4%.

Consideration of DSO and Write-offs of Receivables on Collectability and our Liquidity Position

We considered our days sales outstanding (“DSO”), along with other information, in determining our allowance for doubtful accounts and the collectability of our receivables. Although our DSO increased for the full year 2009, we did not believe that a material trend or uncertainty existed regarding our ability to collect receivables as reflected in the quarterly DSO calculations in the table below:

	2009				2008				Change
	Net Sales	Accounts Receivable (net)	Quarterly DSO	Year to Date DSO	Net Sales	Accounts Receivable (net)	Quarterly DSO	Year to Date DSO	Quarterly DSO	Year to Date DSO
1st Quarter	$718.1	$493.0	61.8	61.8	$998.3	$666.4	60.1	60.1	1.7	1.7
2nd Quarter	$757.4	$492.7	59.2	60.4	$1,063.1	$683.6	58.5	60.0	0.7	0.4
3rd Quarter	$809.9	$548.7	62.3	65.5	$1,132.2	$721.0	58.6	61.6	3.7	3.9
4th Quarter	$769.7	$469.5	56.1	56.1	$882.5	$550.5	57.4	49.3	(1.3)	6.8

	$3,055.1				$4,076.1

The year-to-date DSO of 49.3 days for 2008 was lower than the fourth quarter 2008 DSO of 57.4 days. As a result of a significant sales decline in the fourth quarter of 2008, accounts receivable decreased $171 million (24%) while year-to-date average daily sales decreased only 4.5% (due to higher sales in the first three quarters of 2008 included in the daily average). The quarterly DSO information provided above indicates a slight increase in DSO in the first three quarters of 2009 (1.7, 0.7, and 3.7 days, respectively), followed by a reduction in DSO of 1.3 days in the fourth quarter of 2009 (compared to the quarterly 2008 DSO information). This information did not indicate (i) an unfavorable collection trend, (ii) the potential for increased uncollectible accounts, or (iii) the need to make additional adjustment to our reserve for uncollectible accounts.

We believe our most significant exposures were identified and expensed in the last two years and ultimately written-off in 2009. The $44.2 million of receivables written-off in 2009 (as reflected in Schedule II) were primarily isolated events and consisted of:

(i)	$11 million related to a note receivable as part of the consideration for the 2008 divestiture of our former Aluminum segment (expensed in 2009);

(ii)	$13 million ($10 million expensed in 2009) and ($3 million expensed in 2008) related to a single customer bankruptcy in the Residential Furnishings Segment;

(iii)	$7 million related to receivables from a Mexican bedding customer ($2 million expensed in 2008 and 2009, and $5 million expensed prior to 2008); and

(iv)	Various other receivables written-off consistent with our historical experience.

Because the $44.2 million neither had an impact on the financial statements, nor signaled a trend in our ability to collect receivables, we did not believe the Schedule II write-offs were material. These write-offs merely reflected the adjustment of the allowance for doubtful accounts for previously expensed receivables. We did, however, specifically disclose and quantify two significant receivables expensed in 2009 (referenced above) as “Bad debt expense associated with a customer bankruptcy” and “Divestiture note write-down,” which accounted for a combined $13 million after-tax expense (or pre-tax expense of approximately $21 million of the $29.5 million expense shown in Schedule II) (Pages 38, 39 and 120).

Terence O’Brien

Securities and Exchange Commission

April 14, 2010

Consideration of DIO and Write-offs of Inventory on Liquidity Position

We also considered our days of inventory on hand (“DIO”) and inventory write-downs in 2009 (as reflected in Schedule II) on our liquidity position. Although our DIO increased in 2009, we did not believe that a material trend or uncertainty existed regarding our ability to realize our inventory. (DIO was 62, 53 and 62 for the years ended December 31, 2009, 2008 and 2007, respectively.) As a result of the financial crisis, sales levels decreased in the third quarter 2008 and continued at reduced levels for 2009. In response, we reduced our production levels accordingly due to the uncertainty surrounding the length and severity of the recession. This caused the DIO to decrease significantly in the fourth quarter 2008. Our inventory levels at year-end 2009 were lower (in dollars) than the prior year-end, but were higher as a percentage of 2009 full year sales and cost of goods sold. As a result, our DIO was higher at year-end 2009. This does not signify a material increased risk of obsolete or slow moving inventory, but rather our slight build of inventory levels (as a percentage of sales) going into 2010.

We recorded additions to inventory reserves (expense) of $16.2 million, $27.1 million, and $22.5 million in 2009, 2008, and 2007, which represents a charge of 0.5%, 0.7%, and 0.5% of sales for 2009, 2008, and 2007, respectively. Although the dollar amount of additions to inventory reserves (expense) decreased from prior periods, the cost as a percent of sales has remained fairly consistent over the past three years.

The $19 million inventory write-off in 2009 (as reflected in Schedule II) is the result of disposing of previously reserved inventory, the timing of which can vary and is most directly related to disposal of inventory caused by restructuring activities and plant shutdowns. We closed a number of facilities in 2008 in conjunction with our November 2007 Strategic Plan, which resulted in a relatively high amount of write-offs in 2008 ($36 million). Because the $19 million write-off neither had an impact on our financial statements, nor signaled a material trend regarding our ability to realize the value of our inventory, we did not believe the inventory write-offs in 2009 were material.

In reviewing inventory for recoverability, we review usage and inventory quantities at the part number level to determine if current inventory amounts are recoverable by future demand. This process takes into account the current reduced sales levels in 2009 in determining the value of inventory that should be reserved as obsolete or slow moving.

Additional Disclosure in Future Filings

Consistent with the Staff’s comment, in future filings, we intend to include disclosure in “Cash from Operations” in MD&A substantially as follows (to be updated to reflect future periods).

“Our receivables balance decreased due to weak sales and the expensing of $29.5 million of estimated uncollectible receivables. As part of our quarterly accounts receivable review process, we evaluate individual customers’ payment histories, financial health, industry prospects, and current macroeconomic events such as the credit crisis in determining if outstanding amounts are collectible. The largest components of the $29.5 million expense consisted of (i) $11 million related to a note receivable which was part of the consideration for the 2008 divestiture of our former Aluminum segment; and (ii) $10 million related to a single customer bankruptcy.”

“DSO increased primarily due to the slowing of payments by customers during the continued economic downturn, and the fact that we were doing more business with customers that have longer payment terms (primarily in our Automotive business). We do not believe the increase in DSO is indicative of a significant increase in credit risk or likely to materially impact our liquidity position. Rather, we believe the increase in DSO is within a reasonable range of change caused by differences in the timing of sales and cash receipts.”

Terence O’Brien

Securities and Exchange Commission

April 14, 2010

“The dollar value of our inventories decreased in 2009 as a result of reduced raw material purchases and production levels, and we experienced price deflation. During 2009, we recognized expense of $16.2 million (approximately 4% of LIFO inventories) to account for obsolete or slow moving inventories. Expenses related to additions to inventory reserves have averaged $22 million in each of the past three years. Approximately two-thirds of these charges in the past three years related to the Commercial Fixturing & Components and Specialized Products segments due to the custom nature of their products. We do not expect any significant changes in customer or industry trends that would materially increase the exposure to inventory obsolescence.”

“As a result of the financial crisis, sales levels decreased in the third quarter 2008 and continued at reduced levels for 2009. DIO decreased significantly in the fourth quarter of 2008 as we reduced our production levels in response to the uncertainty surrounding the length and severity of the financial crisis. Our inventory levels at year-end 2009 were lower (in dollars) than the prior year-end, but were higher as a percentage of 2009 full year sales and cost of goods sold. As a result, our DIO was higher at year-end 2009, signifying our slight build of inventory levels (as a percentage of sales) going into 2010 as opposed to a negative trend in inventory recoverability.”

In future filings, we also intend to expand our disclosure related to our policy on allowance for doubtful accounts to enhance the discussion of our recent experience of collectability of accounts receivable in light of the current economic environment in our Critical Accounting Policies in MD&A.

In connection with responding to the Staff’s comments, we acknowledge that:

(i)	Leggett is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

(iii)	Leggett may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require additional information concerning our response, please feel free to contact me at (417) 358-8131 or, in my absence, William S. Weil, Vice President, Corporate Controller at the same number.

Sincerely,

/S/ MATTHEW C. FLANIGAN
Matthew C. Flanigan
Senior Vice President – Chief Financial Officer
Leggett & Platt, Incorporated
No. 1 Leggett Road
Carthage, Missouri 64836

Cc:	Melissa N. Rocha, Staff Accountant

Al Pavot, Senior Accountant